BKLYN LOCAL DRAFT LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue		
Sales	$	934,274
Total revenue		**934,274**
Cost of Goods Sold		
Foods, drinks and restaurant supplies		264,956
Total Cost of Goods Sold		**264,956**
Gross Profit		**669,318**
Operating expenses		
Salaries, wages and related cost		156,229
Guaranteed payments		20,000
Occupancy cost		226,838
Merchant accounts fee		35,491
Commission and fees		83,173
Utilities expenses		44,698
Insurance expenses		6,406
Legal and professional		9,480
Repairs and maintenance cost		43,449
Taxes, licenses and permits		4,897
Waste management		10,552
Depreciation expenses		6,305
Other operating costs		73,288
Total operating expenses		**720,806**
Net Income	$	**(51,488)**

BKLYN LOCAL DRAFT LLC
BALANCE SHEET
DECEMBER 31, 2022

ASSETS

Current Assets

Cash	$	2,041
Inventory		18,215
Other receivables		222,376
Total currents assets		**242,632**

Fixed Assets

Equipment, furniture and fixtures		135,522
Less: Accumulated depreciation		(101,919)
Total fixed assets		**33,603**

Other Assets

Security deposit		36,800
Total Other Assets		**36,800**
Total Assets	$	**313,035**

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities

Other payables	$	67,470
Loans from partners		130,000
Total Current Liabilities		**197,470**

Long-Term Liabilities

Loans		304,692
Total Long-Term Liabilities		**304,692**

Partners' Capital

Partners' capital accounts		(189,127)
Total Partners' Capital		**(189,127)**
Total Liabilities and Partners' Capital	$	**313,035**

BKLYN LOCAL DRAFT LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows from operating activities		
Net Income	$	(51,488)
Adjustments:		
Depreciation & Amortization		6,305
Decrease (increase) in inventories		-
Decrease (increase) in other receivables		(199,590)
Increase (decrease) in payables		86,004
Net Cash provided by operating activities		**(158,769)**
Cash Flow from financing activities		
Loan repayment		29,408
Net Cash used in financing activities		**29,408**
Increase (decrease) in cash and cash equivalents		(129,361)
Cash and Cash equivalents, beginning of year		131,402
Cash and Cash equivalents, end of year	$	**2,041**